UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE TO-I/A

SCHEDULE 13E-3/A

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

DYNEX CAPITAL, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

DYNEX CAPITAL, INC. (OFFEROR)

(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

(26817Q 20 9)

(CUSIP NUMBER OF SERIES A PREFERRED STOCK)

(26817Q 30 8)

(CUSIP NUMBER OF SERIES B PREFERRED STOCK)

(26817Q 40 7)

(CUSIP NUMBER OF SERIES C PREFERRED STOCK)

STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER

DYNEX CAPITAL, INC.

4551 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 217-5800

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON FILING THE STATEMENT)

COPIES TO:

JAMES WHEATON, ESQUIRE TROUTMAN SANDERS LLP 222 CENTRAL PARK AVE, SUITE 2000 VIRGINIA BEACH, VA 23462 (757) 687-7719	SUSAN S. ANCARROW, ESQUIRE TROUTMAN SANDERS LLP 1111 E. MAIN STREET RICHMOND, VA 23218 (804) 697-1861

CALCULATION OF FILING FEE

TRANSACTION VALUATION*: $55,706,832	AMOUNT OF FILING FEE**: $4,507

*	CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF THE FILING FEE. AS OF DECEMBER 31, 2003, DYNEX CAPITAL HAD OUTSTANDING 493,595 SHARES OF SERIES A PREFERRED STOCK, 688,189 SHARES OF SERIES B PREFERRED STOCK AND 684,893 SHARES OF SERIES C PREFERRED STOCK. THE CALCULATION IS BASED ON THE ASSUMPTION THAT ALL OUTSTANDING SHARES OF SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK AND SERIES C PREFERRED STOCK WILL BE ACQUIRED BY DYNEX CAPITAL IN EITHER THE NOTE OFFER OR THE SERIES D CONVERSION, AND IS BASED ON THE AVERAGE OF THE HIGH AND LOW SALES PRICES OF EACH OF THE SERIES OF PREFERRED STOCK ON JANUARY 5, 2004, BEING $28.50 FOR SERIES A PREFERRED STOCK, $26.37 FOR SERIES B PREFERRED STOCK AND $34.30 FOR SERIES C PREFERRED STOCK, AS REPORTED ON THE NASDAQ NATIONAL MARKET. BASED ON THESE AVERAGES, THE TOTAL TRANSACTION VALUE IS EQUAL TO $55,706,832. BECAUSE THIS IS A TRANSACTION UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE FEE IS CALCULATED ON THE BASIS OF $80.90 PER MILLION.

**Previously	paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Amendment No. 1 to the combined Issuer Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement (collectively the “Schedule TO/13E-3”) relates to:

(a) The offer (the “Note Offer”) by Dynex Capital, Inc., a Virginia corporation (“Dynex Capital”) to exchange up to an aggregate of 345,579 shares of its Series A Preferred Stock, 481,819 shares of its Series B Preferred Stock, and 479,512 shares of its Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), for 9.50% Senior Notes due 2007 (the “Senior Notes”), each subject to the terms and conditions of the Offering Circular (as amended from time to time, the “Offering Circular”) attached hereto as Exhibit (a)(1)(A). Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased in the Note Offer may be increased to 355,450 shares of Series A Preferred Stock, 495,582 shares of Series B Preferred Stock and 493,209 shares of Series C Preferred Stock.

(b) A proposal to amend the Articles of Incorporation of Dynex Capital to convert all of the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock after the Notes Offer into shares of a new series of Series D Preferred Stock and Common Stock (the “Series D conversion”), all as described in the Proxy Statement incorporated by reference herein as Exhibit (a)(2)(A) (as amended from time to time, the “Proxy Statement”). The Proxy Statement that describes the Series D conversion has been filed by Dynex Capital under separate cover of Schedule 14A but is an integral part of the transaction or series of transactions to which this Schedule TO/13E-3 relates.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Instruction J to Schedule TO, it is intended to constitute a combined Schedule TO and Schedule 13E-3. The filing of Schedule 13E-3 under the cover of Schedule TO is appropriate because the Note Offer and the Series D conversion are part of a single transaction or series of transactions that will have the effect of causing the outstanding shares of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock to cease to be quoted on the Nasdaq National Market. For the purposes of this Schedule TO/13E-3, where disclosure is required by both Schedule TO and Schedule 13E-3, the response to the required disclosure is set forth under the applicable item of Schedule TO. Information that is required by Schedule 13E-3 but not by Schedule TO is set forth by reference to the applicable item of Schedule 13E-3 under item 13 of this Schedule TO/13E-3.

The information in each of the Offering Circular and Proxy Statement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Each of the items in this Schedule TO/13E-3 is amended and restated in its entirety below.

As of the date of this Schedule TO/13E-3, the Note Offer has not yet commenced. The Note Offer will commence upon the mailing of the Offering Circular and related letters of transmittal to the holders of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Offering Circular under “Summary Term Sheet” and in the Proxy Statement under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and address. The name of the issuer is Dynex Capital, Inc., a Virginia corporation, and the address and telephone number of its principal executive offices are, 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060, (804) 217-5800.

(b) Securities. The information set forth in the Offering Circular under “Description of Capital Stock-Preferred Stock” and in the Proxy Statement under “Description of Capital Stock of Dynex-General” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the Offering Circular under “Price Range of Preferred Stock” and in the Proxy Statement under “Summary Historical and Pro Forma Financial Information – Price Range of Preferred Stock” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and address. Dynex Capital is both the filing person and the subject company. Dynex Capital’s business address is 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060, and its business telephone number is (804) 217-5800.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Dynex:

Name	Position
J. Sidney Davenport	Director
Thomas H. Potts	Director
Thomas B. Akin	Director
Donald B. Vaden	Director
Eric P. Von der Porten	Director
Leon A. Felman	Director
Barry Igdaloff	Director
Stephen J. Benedetti	Executive Officer

The address of each director and executive officer listed above is c/o Dynex Capital, Inc., 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060. The telephone number for each director and executive officer listed above is (804) 217-5800.

(b) Business and background of entities. Not applicable.

(c) Business and background of natural persons. The information set forth in the Offering Circular under “Management” and in the Proxy Statement under “Management” is incorporated herein by reference. Each of the directors and the sole executive officer listed above is a citizen of the United States.

None of Dynex Capital’s directors or its executive officer listed above has been convicted of any criminal act during the last five years. Further, none of Dynex Capital’s directors or executive officers has been a party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree, or final order enjoining such person from any future violations of, or prohibiting activity subject to, any federal or state securities laws, or a finding of any violation of any federal or state securities laws.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material terms. The information set forth in the Offering Circular under “Summary Term Sheet,” “Special Factors,” “Risk Factors,” “The Note Offer,” “Purposes and Effects of the Offer,” “Material United States Federal Income Tax Consequences” and “Description of Senior Notes,” and in the Proxy Statement under “Summary Term Sheet,” “Effect of the Series D Conversion,” “Background of the Recapitalization,” “Proposal: Amendment of Dynex Capital’s Articles of Incorporation to Accomplish Series D Conversion” and “Material Federal Income Tax Consequences” is incorporated herein by reference.

(b) Mergers or similar transactions. Certain of the directors of Dynex Capital have indicated their intention to tender at least a portion of their shares of Preferred Stock in the Note Offer. See “Summary Term Sheet – Will Dynex Capital’s Officers and Directors Be Participating in the Note Offer?” and “The Note Offer – Executive Officer and Director Participation” in the Offering Circular, which is incorporated herein by reference. All holders of Preferred Stock who continue to hold shares of Series A Preferred Stock, Series B Preferred Stock and/or Series C Preferred Stock after the completion of the Note Offer will have their shares of preferred stock automatically converted into shares of Series D Preferred Stock and Common Stock in the Series D conversion; accordingly, each director who is a holder of Preferred Stock will participate in the Series D conversion. Dynex Capital’s sole executive officer does not beneficially own any shares of Preferred Stock. The information set forth in the Offering Circular under “Security Ownership of Certain Beneficial Owners and Management” and in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is also incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements involving the subject company’s securities. None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the Offering Circular in “Summary Term Sheet – What Are the Reasons for the Recapitalization?,” “ – Did the Board of Directors and the Committee Consider Alternatives to the Note Offer and the Series D Conversion?,” “Special Factors – Background of the Recapitalization,” “– Reasons for the Note Offer,” “Risk Factors – We May Invest in a New Business Strategy,” and “Purposes and Effects of the Note Offer” and in the Proxy Statement in “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – What are the Reasons for the Recapitalization?,”

“Background of the Recapitalization – General,” “ – Reasons for Series D Conversion,” “ Summary Term Sheet Questions and Answers About the Proxy Materials and the Series D Conversion – Did the Board of Directors and the Committee Consider Alternatives to the Offer and the Series D Conversion?” and “Effect of the Series D Conversion” is incorporated herein by reference.

(c) Plans. Other than as described in the Offering Circular and the Proxy Statement, Dynex Capital does not have any plans, proposals or negotiations that relate to or would result in any of the transactions, changes or actions described in this item. As a consequence of the Series D conversion, the Series A Preferred Stock, the Series B Preferred Stock and Series C Preferred Stock will cease to be quoted on the Nasdaq National Market and will become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934. The information set forth in the Offering Circular under “Business” and in the Proxy Statement under “Transactions and Agreements Involving Dynex Capital’s Securities” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of funds. The information set forth in the Offering Circular under “Summary Term Sheet – How Will Dynex Capital Finance the Note Offer and the Recapitalization?,” “The Note Offer – Source and Amount of Funds” and “Purposes and Effects of the Note Offer” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers about the Proxy Materials and the Series D Conversion – How Will Dynex Capital Finance the Series D Conversion?” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities ownership. The information set forth in the Offering Circular under “Security Ownership of Certain Beneficial Owners and Management” and in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offering Circular under “Security Ownership of Certain Beneficial Owners and Management – Recent Transactions” and in the Proxy Statement under “Transactions and Agreements Involving Dynex Capital’s Securities – Recent Transactions” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or recommendations. Except with respect to directors, officers and employees of Dynex Capital who will not be separately compensated for their efforts, neither Dynex Capital nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock with respect to the Note Offer or the Series D conversion. The information set forth in the Offering Circular under “The Note Offer – Payment of Expenses” and in the Proxy Statement under “Information about the Meeting – Solicitation of Proxies” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) Financial information. The information set forth in the Offering Circular under “Summary Historical and Pro Forma Financial Information,” “Capitalization” and “Book Value Per Share” in the Proxy Statement under “Summary Historical and Pro Forma Financial Information” and “Capitalization” and in Dynex Capital’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, its Quarterly Reports on Forms 10-Q/A for the fiscal quarters ended March 31 and June 30, 2003, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003 is incorporated herein by reference.

(b) Pro forma information. The information set forth in the Offering Circular under “Summary Historical and Pro Forma Financial Information,” “Capitalization,” and “Book Value Per Share” and in the Proxy Statement under “Summary Historical and Pro Forma Financial Information” and “Capitalization” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, regulatory requirements and legal proceedings. With respect to regulatory requirements, the Indenture under which the Senior Notes will be issued must be qualified under the Trust Indenture Act of 1939. The Issuer has filed a Form T-3 for this purpose. The information set forth in the Offering Circular under “Security Ownership of Certain Beneficial Owners and Management” and in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is also incorporated herein by reference.

(b) Other material information. Not applicable.

ITEM 12.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

*(a)(1)(A)	Preliminary Offering Circular.

***(a)(1)(B)(i)	Series A Preferred Stock Letter of Transmittal.

***(a)(1)(B)(ii)	Series B Preferred Stock Letter of Transmittal.

***(a)(1)(B)(iii)	Series C Preferred Stock Letter of Transmittal.

***(a)(1)(C)	Notice of Guaranteed Delivery.

***(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

***(a)(1)(E)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

***(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on

Substitute Form W-9.

(a)(1)(H)	Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2007. Incorporated by reference from Dynex Capital’s Form T-3 filed with the Securities and Exchange Commission on January 28, 2004.

(a)(1)(I)	Form of Senior Note. Incorporated by reference from Dynex Capital’s Form T-3 filed with the Securities and Exchange Commission on January 28, 2004.

(a)(2)(A)	Preliminary Proxy Statement. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(2)(B)(i)	Series A Preferred Stock Proxy Card. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(2)(B)(ii)	Series B Preferred Stock Proxy Card. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(2)(B)(iii)	Series C Preferred Stock Proxy Card. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

**	Previously filed
***	To be filed by amendment

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Because this Schedule TO/13E-3 is intended to constitute a combined Schedule TO and Schedule 13E-3, the information set forth in this Item 13 includes all the information that is required by the items of Schedule 13E-3 that is not required by Schedule TO and described in response to the Schedule TO items above.

SCHEDULE 13E-3, ITEM 2. Subject Company Information.

(d) Dividends. The information set forth in the Offering Circular under “Dividends” and in the Proxy Statement under “Summary Historical and Pro Forma Financial Information – Dividends” is incorporated herein by reference.

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Offering Circular in “Special Factors – Background of the Recapitalization” and “Description of Capital Stock – Preferred Stock” and in the Proxy Statement under “Special Factors – Background of the Recapitalization” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 4. Terms of the transaction.

(c) Different Terms. No holder of Preferred Stock of any series will be treated in the Note Offer or the Series D conversion differently from any other holder of shares of that series.

(d) Appraisal rights. Dissenting securityholders in the Series D conversion are not entitled to any appraisal or similar rights. The information contained in the Proxy Statement under “Summary Term Sheet – Questions and Answers about the Proxy Materials and the Series D Conversion – Do I Have Special Rights if I Oppose the Series D Conversion?” and “Proposal: Amendment of Dynex Capital’s Articles of Incorporation to Accomplish Series D Conversion – No Appraisal Rights” is incorporated herein by reference.

(e) Provisions for unaffiliated securities holders. None.

(f) Eligibility for listing or trading. The information contained in the Offering Circular under “Summary Term Sheet – Will the Senior Notes Be Listed for Trading on a Securities Exchange?,” “- Will the Note Offer Affect Trading of the Preferred Stock on the Nasdaq National Market?,” “Risk Factors – The Market May View the Note Offer Unfavorably, Which May Adversely Affect the Market Price of the Preferred Stock and the Senior Notes,” “The Note Offer – General – The Note Offer” and “Purposes and Effects of the Note Offer” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – Will the Series D Preferred Stock be Listed for Trading on a Securities Exchange?,”

“Background of the Recapitalization – Reasons for the Series D Conversion” and “Effect of the Series D Conversion – Series D Preferred Stock” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offering Circular under “Management – Certain Relationships and Related Transactions” and in the Proxy Statement under “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b) Significant corporate events. (i) Dynex Capital conducted a tender offer for Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock that was completed in February 2003, and certain directors of Dynex Capital participated in that tender offer on the same basis as all other holders of Preferred Stock that participated in the tender offer.

(ii) On April 26, 2002, Dynex Capital entered into a settlement agreement with Leeward Capital L. P., Leeward Investments, L.L.C., Eric P. Von der Porten and James M. Bogin pursuant to which those parties ended a solicitation for directors at Dynex Capital’s 2002 stockholders’ meeting in exchange for an agreement to add Mr. Von der Porten to the slate of nominees for election at the 2002 annual meeting. That agreement did not require the inclusion of Mr. Von der Porten on the slate of nominees for the 2003 annual meeting, but Mr. Von der Porten was nevertheless included on that slate and reelected at that meeting.

(c) Negotiations or contacts. See the response to sub-item (b) above.

SCHEDULE 13E-3, ITEM 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock that is acquired in the Note Offer or that is converted into Series D Preferred Stock and Common Stock in the Series D conversion will be retired, and the articles of incorporation of Dynex Capital will be amended to eliminate the provisions authorizing each of those series of preferred stock.

(c)(8) Suspension of reporting obligations. None.

SCHEDULE 13E-4, ITEM 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Offering Circular under “Summary Term Sheet – What Are The Reasons for the Recapitalization?,” “Special Factors – Reasons for the Note Offer,” and “Purposes and Effects of the Note Offer” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – What Are the Reasons for the Recapitalization?,” “Background of the Recapitalization – Reasons for the Series D Conversion” and “Effect of the Series D Conversion” are incorporated herein by reference.

(b) Alternatives. The information set forth in the Offering Circular under “Summary Term Sheet – Did the Board of Directors and the Committee Consider Alternatives to the Note Offer and the Series D Conversion?,” “Special Factors – Background of the Recapitalization” and “– Reasons for the Note Offer” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – Did the Board of Directors and

the Committee Consider Alternatives to the Note Offer and the Series D Conversion?,” “Background of the Recapitalization – General” and “– Reasons for the Series D Conversion” are incorporated herein by reference.

(c) Reasons. The information set forth in the Offering Circular under “Summary Term Sheet – What are the Reasons for the Recapitalization?,” “– Did the Board of Directors and the Committee Consider Alternatives to the Note Offer and the Series D Conversion?,” “Special Factors – Background of the Recapitalization” and “- Reasons for the Note Offer” and in the Proxy Statement under “Summary Term Sheet– Questions and Answers About the Proxy Materials and the Series D Conversion – What Are the Reasons for the Recapitalization?,” “– Did the Board of Directors and the Committee Consider Alternatives to the Note Offer and the Series D Conversion?,” “Background of the Recapitalization – General” and “– Reasons for Series D Conversion” are incorporated herein by reference.

(d) Effects. The information set forth in the Offering Circular under “Summary Term Sheet,” “Special Factors – Reasons for the Note Offer,” “– Negative Factors Considered by the Board of Directors and the Committee,” “Risk Factors – Risks Particular to the Note Offer,” “Summary Historical and Pro Forma Financial Information,” “The Note Offer,” “Purposes and Effects of the Note Offer,” “Capitalization” and “Material United States Federal Income Tax Consequences” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion,” “Summary Historical Pro Forma Financial Information,” “Background of the Recapitalization – Reasons for the Series D Conversion,” “– Negative Factors Considered by the Board of Directors and the Committee,” “Effect of the Series D Conversion,” “Proposal: Amendment of Dynex Capital’s Articles of Incorporation to Accomplish Series D Conversion,” “Capitalization” and “Material Federal Income Tax Consequences” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Offering Circular under “Summary Term Sheet – Do the Board and its Committee Believe that the Recapitalization is Fair to Existing Stockholders?” and “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – Do the Board and the Committee Believe that the Recapitalization is Fair to Existing Stockholders?” and “Background of the Recapitalization – Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Offering Circular under “Summary Term Sheet – Do the Board and Committee Believe that the Recapitalization is Fair to Existing Stockholders?,” “Special Factors – Reasons for the Note Offer,” “– Negative Factors Considered by the Board of Directors and the Committee,” “– Recommendation of the Board of Directors; Fairness of the Recapitalization” and in the Proxy Statement in “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – Do the Board and the Committee Believe that the Recapitalization is Fair to Existing Stockholders?,” “– Did the Board and the Committee Retain a Financial Advisor?,” “Background of the Recapitalization – Reasons for the Offer,” “– Negative Factors Considered by the Board of Directors and

Committee” and “– Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(c) Approval of security holders. The Note Offer does not require shareholder approval. The Series D conversion requires the approval of two-thirds of the holders of each series of Preferred Stock. Because the directors, the sole executive officer and their affiliates beneficially own less than one-third of each series of Preferred Stock, the effect of the two-thirds approval requirement is to also require that at least a majority of the unaffiliated holders of the Preferred Stock approve the articles of amendment that will implement the Series D conversion. The information contained under “Summary Term Sheet – Do the Board and its Committee Believe that the Recapitalization is Fair to Existing Stockholders?,” “Special Factors – Recommendation of Board of Directors; Fairness of the Recapitalization.” “– Interests of Dynex Capital’s Directors and Affiliated Parties in the Recapitalization” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – Did the Board and the Committee Believe that the Recapitalization is Fair to Existing Stockholders?,” “– Do the Board and the Committee Retain a Financial Advisor?,” “Background of the Recapitalization – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “– Interests of Dynex Capital’s Directors and Affiliated Parties in the Recapitalization” is incorporated herein by reference.

(d) Unaffiliated Representative. Dynex Capital did not retain an unaffiliated representative to act solely on behalf of the unaffiliated holders of Dynex Capital’s Preferred Stock or Common Stock for the purposes of negotiating the terms of the Note Offer or the Series D conversion and/or preparing a report concerning the fairness of the transactions. The information contained in the Offering Circular under “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Risk Factors – Risks Particular to the Note Offer – We Did Not Base the Terms of the Recapitalization on an Appraisal and Did Not Retain the Advice of an Outside Financial Advisor” and in the Proxy Statement under “Background of the Recapitalization – Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(e) Approval of directors. None of the directors of Dynex Capital are employees of the company and so as to all aspects of the recapitalization, including the Note Offer and the Series D conversion, the transaction was approved by a majority of the directors who are not employees of the company.

(f) Other offers. No offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A has been received by Dynex Capital.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, opinion or appraisal. Neither Dynex Capital nor any of its affiliates received any report, opinion or appraisal from an outside party that is materially related to any aspect of the recapitalization, including the Note Offer and the Series D conversion.

(b) Preparer and summary of the report, opinion or appraisal. Not applicable.

(c) Availability of documents. Not applicable.

SCHEDULE 13E-3, ITEM 10. Sources and Amounts of Funds or Other Consideration.

(c) Expenses. The information set forth in the Offering Circular under “The Note Offer – General – The Note Offer” and in the Proxy Statement under “Summary Term Sheet – Questions and Answers About the Proxy Materials and the Series D Conversion – How Will Dynex Capital Finance the Series D Conversion?,” “Information about the Meeting – Solicitation of Proxies” and “Proposal: Amendment of Dynex Capital’s Articles of Incorporation to Accomplish Series D Conversion – Fees and Expenses” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12. Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction. Each executive officer and director of Dynex Capital has indicated that he intends to vote all shares of Preferred Stock and Common Stock beneficially owned by him or for which he otherwise has proxy authority in favor of the Series D conversion. The information set forth in the Offering Circular under “Special Factors – Reasons for the Note Offer,” and in the Proxy Statement under “Background of the Recapitalization – Reasons for the Series D Conversion” is incorporated herein by reference.

(e) Recommendations of others. The information set forth in the Offering Circular under “Summary Term Sheet – Has Dynex Capital or Its Board of Directors Adopted a Position on the Note Offer and the Series D Conversion?” and “Special Factors – Recommendations of the Board of Directors; Fairness of the Recapitalization” and in the Proxy Statement under “Summary Term Sheet—Questions and Answers About the Proxy Materials and the Series D Conversion – Has the Board of Directors Recommended that I Vote in Favor of the Series D Conversion?” and “Background of the Recapitalization – Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 14. Persons/Assets Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Information About the Meeting – Solicitation of Proxies” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNEX CAPITAL, INC.

By:	/s/ Stephen J. Benedetti

Stephen J. Benedetti Chief Financial Officer

Dated: February 17, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

*(a)(1)(A)	Preliminary Offering Circular.

***(a)(1)(B)(i)	Series A Preferred Stock Letter of Transmittal.

***(a)(1)(B)(ii)	Series B Preferred Stock Letter of Transmittal.

***(a)(1)(B)(iii)	Series C Preferred Stock Letter of Transmittal.

***(a)(1)(C)	Notice of Guaranteed Delivery.

***(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

***(a)(1)(E)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

***(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)	Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2007. Incorporated by reference from Dynex Capital’s Form T-3 filed with the Securities and Exchange Commission on January 28, 2004.

(a)(1)(I)	Form of Senior Note. Incorporated by reference from Dynex Capital’s Form T-3 filed with the Securities and Exchange Commission on January 28, 2004.

(a)(2)(A)	Preliminary Proxy Statement. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(2)(B)(i)	Series A Preferred Stock Proxy Card. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(2)(B)(ii)	Series B Preferred Stock Proxy Card. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(2)(B)(iii)	Series C Preferred Stock Proxy Card. Incorporated by reference from Dynex Capital’s amended Schedule 14A filed with the Securities and Exchange Commission on February 17, 2004.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
**	Previously filed
***	To be filed by amendment